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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 9)

                              LINDBERG CORPORATION
                              --------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   5351 71 102
                                 --------------
                                 (CUSIP Number)

                                   Ira Sochet
                        9350 S. Dixie Highway, Suite 1260
                              Miami, Florida 33156
                                 (305) 670-1888
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                    Copy to:

                           Louis R. Montello, Esquire
                             Montello & Kenney, P.A.
                         777 Brickell Avenue, Suite 1070
                              Miami, Florida 33131
                                 (305) 373-0300

                                November 24, 2000
             -------------------------------------------------------
             (Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                PAGE 1 OF 6 PAGES
                       INDEX TO EXHIBITS APPEARS AT PAGE 3


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CUSIP NO.  5351 71 102

1.       Name of Reporting Person S.S. or I.R.S. Identification No. of Above
         Person    IRA SOCHET .
                ----------------

2.       Check the Appropriate Box if a Member of a Group
                  (a)                     (b)                        .
                      -------------------     ----------------------

3.       SEC Use Only                                                .
                      -----------------------------------------------

4.       Source of Funds             PF, OO                          .
                         --------------------------------------------

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(E)
                                           .
        ----------------------------------

6.       Citizenship or Place of Organization      UNITED STATES     .
                                              -----------------------

Number of                  7.  Sole Voting Power          803,200       .
Shares                                           -----------------------
Beneficially
Owned by                   8.  Shared Voting Power          -0-         .
Each Reporting                                     ---------------------
Person With
                           9.  Sole Dispositive Power     803,200       .
                                                      ------------------

                           10. Shared Dispositive Power     -0-         .
                                                        ----------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person 803,200 .
                                                                      ---------

12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares.

         -------------------------

13.      Percent of Class Represented by Amount in Row (11)  14.2% .
                                                             -------

14.      Type of Reporting Person               IN                   .
                                  -----------------------------------


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         This amendment to Schedule 13D (the "Amendment") is filed as the ninth amendment to the Statement on Schedule 13D, dated April 9, 1996 (the "Schedule 13D"), filed on behalf of Ira Sochet (the "Reporting Person"), relating to the Common Stock, par value $ .01 per share (the "Common Stock"), of Lindberg Corporation, a Delaware corporation ("Issuer"). This Amendment reflects material changes in the Schedule 13D, such material changes being more fully reflected in
Item 4 below.

ITEM 4.  PURPOSE OF TRANSACTION.

         On November 24, 2000, the Reporting Person submitted to the Issuer a proposal to be presented at Issuer's annual meeting tentatively scheduled for April 2001. A copy of the proposal is attached hereto as EXHIBIT A. Such proposal provides for Issuer's Board of Directors to adopt a proposal for Issuer to go private, such proposal to permit the participation of any stockholder holding one percent or more (approximately 57,000 shares) of the Common Stock and to provide for the participating stockholders to purchase at $9.50 per share the shares of Common Stock of all stockholders that do not desire to participate in such transaction.

         The Reporting Person reserves the right to review his investment in the Common Stock on a regular basis and, depending upon changes in his analysis of Issuer, general economic and market conditions, investment opportunities and other factors, including applicable legal constraints, the Reporting Person may at any time determine to increase or decrease the amount of his investment in Common Stock. The Reporting Person also reserves the right to acquire additional Common Stock or to dispose of some or all of the Common Stock beneficially owned by him either in the open market, in privately negotiated transactions or otherwise, or to take such other action or actions with respect to the Common Stock as he deems advisable. The determination of the Reporting Person to seek to acquire additional shares of Common Stock will depend on various factors including, but not limited to, the availability of additional Common Stock for purchase at what he considers to be reasonable prices, the terms and conditions available for such purchases and other investment opportunities.

         Except as described above and in the Schedule 13D, the Reporting Person has no plans or proposals that would result in any actions specified in clauses
(a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  MATERIALS TO BE FILED AS EXHIBITS.

                                                                   SEQUENTIAL
                                                                   PAGE NUMBER
                                                                   -----------

  Exhibit A   Letter, dated November 22, 2000 from Ira Sochet           4
              to Board of Directors of Lindberg Corporation


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2000                                            /s/ IRA SOCHET
                                                             ------------------
                                                                 Ira Sochet

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                                    EXHIBIT A

                                   Ira Sochet
                                 P.O. Box 320278
                              Miami, Florida 33233

                                  -------------
                                 (306) 648-1883

                                November 22, 2000

FEDERAL EXPRESS

Secretary
Lindberg Corporation
6133 North River Road, Suite 700
Rosemont, Illinois 60018

Gentlemen:

         Enclosed is a proposal that I desire to present at Lindberg's annual meeting to be held in April 2001. As you are aware by virtue of my Schedule 13D and Form 4 filings, I presently beneficially own approximately 14.2 percent of Lindberg's outstanding common stock and I have continuously owned in excess of 1 percent of Lindberg's common stock for over 1 year. Although I have previously provided Lindberg with a copy of the Schedule 13D and all amendments thereto, I am enclosing Amendments 6, 7 and 8 to my Schedule 13D, which demonstrate that I owned in excess of 1 percent of Lindberg's common stock for more than 1 year. Furthermore, I intend to continue owning in excess of 1 percent of Lindberg's common stock through the date of Lindberg's annual meeting. Please call me if you need any additional information or desire to discuss the enclosed shareholder proposal.

                                                              Sincerely,

                                                              /s/ IRA SOCHET
                                                              -----------------
                                                              Ira Sochet

Enclosures

     (1)   Shareholder Proposal
     (2)   Amendment No. 6 to Schedule 13D
     (3)   Amendment No. 7 to Schedule 13D
     (4)   Amendment No. 8 to Schedule 13D



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                      SHAREHOLDER PROPOSAL FOR UNLEVERAGED
                            GOING PRIVATE TRANSACTION

                  RESOLVED, that it is hereby recommended that, as soon as practicable, the Board of Directors adopt a proposal for the Company to go private, such proposal to permit the participation of any stockholder holding one percent or more (approximately 57,000 shares) of the Company's common stock and to provide for the participating stockholders to purchase at $9.50 per share the shares of common stock of all stockholders that do not desire to participate in such transaction.

                              SUPPORTING STATEMENT

The Company's common stock has traded below $9.50 since October 15, 1999, and presently trades at $7.00, which is its lowest level since 1986 (as adjusted for stock splits). At present, over 80 percent of the Company's 5.6 million outstanding shares of common stock are concentrated in the hands of 20 stockholders, each holding over 1% of the common stock. Because of the Company's tiny capitalization and the lack of liquidity in its common stock, the Company cannot generate any new institutional interest, thereby eliminating any real exit mechanism for existing stockholders. The cyclical nature of the Company's customer base also inhibits investment by aggressive individual investors. The going private proposal creates an exit mechanism at a 36% premium to the current market price for the Company's common stock for stockholders desiring to sell their common stock, as well as an option for stockholders with relatively large holdings that do not desire to sell to retain their shares and participate in the long term growth of the Company. Participating stockholders will be entitled to purchase on a pro rata basis the shares of common stock offered by selling stockholders. Ira Sochet is willing to agree to purchase the shares of common stock that participating stockholders decline to purchase.

         As part of the transaction, the Board of Directors should analyze whether it is advantageous for the Company to convert from a C corporation to a limited liability company that would elect to be taxed as a partnership (stockholders pay directly at their individual rates on their pro rata portion of pretax earnings). The Company would commit to distributing to stockholders at minimum the amount of tax it would have had to pay if the Company had remained a C corporation plus the current dividend of $1.9 million. As a result, distributions to stockholders would be increased significantly from the present $0.32 per share in annual dividends that the Company declares.

                                     TABLE 1

THOUSANDS OF $ (EXCEPT PER SHARE)

                            1999         1998          1997        2000E
                            ----         ----          ----        -----

Tax Paid                   $4,740       $5,470        $3,875       $5,000
Dividend Paid (1999)        1,890        1,890         1,890        1,890
Total Distribution         $6,630       $7,360        $5,765       $6,890


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Distribution Per Share (5.6 million shares outstanding)
                            1999         1998          1997        2000E
                            ----         ----          ----        -----


PER SHARE DISTRIBUTION     $1.17         $1.30        $1.02        $1.22


         The Board of Directors has stated that at this time there is no interest in selling the Company and has also stated that the Company has rebuffed indications of interest from other companies, public and private. The going private proposal set forth above provides an option to maximize stockholder value.



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